ANADIGICS, INC.
                               35 Technology Drive
                            Warren, New Jersey 07059




                                October 28, 1999





Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


                  Re:     ANADIGICS, Inc.
                          Registration Statement on Form S-3
                          (Registration No. 333-83889)

Ladies and Gentlemen:

     On behalf of ANADIGICS, Inc. (the "Company") and pursuant to the Rule 477 promulgated under the Securities Act of 1933, as amended, we are making an application for the withdrawal of the Company's 462(b) filing on Form S-3, filed on October 27, 1999, filed under the EDGAR heading POS 462B, relating to the Company's Registration Statement on Form S-3 (Registration No. 333-83889).

     We are filing for withdrawal of the 462(b) filing because the EDGAR form type POS 462(b) was incorrectly used for the filing. Therefore, we re-filed the document under the correct EDGAR form type S-3 MEF on October 27, 1999.

     Please contact the undersigned at (212) 701-3866 with any questions with respect to the foregoing.

                                          Very truly yours,

                                          /s/ So Young Lee
                                          --------------------------------
                                          So Young Lee